IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD COMPLETES LONG-TERM DEBT REFINANCING; EXTENDS MATURITY TO 2028 AT COUPON RATE OF 5.75%

All amounts are in US dollars, unless otherwise indicated.

Toronto, Ontario, September 23, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has completed its private offering of $450 million aggregate principal amount of 5.750% Senior Notes due 2028 (the "Notes"). IAMGOLD intends to use the net proceeds from the offering of the Notes to fund the purchase or redemption of all of its outstanding 7.000% Senior Notes due 2025 (the "Existing Notes"), and to use the remainder of the net proceeds for general corporate purposes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements thereof. The Notes will be offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to certain exemptions from applicable Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Notes in the United States or any other jurisdiction, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom. This news release does not constitute an offer to purchase the Existing Notes. This news release contains information about pending transactions, and there can be no assurance that these transactions will be completed.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements, including the intended use of proceeds from this offering to repurchase or redeem the Existing Notes. They are forward-looking because they are statements about the future that are based on what the Company knows and expects today. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, including, but not limited to, conditions in financial markets and risks discussed in the risk factors section in IAMGOLD's most recent Form 40-F/Annual Information Form and in IAMGOLD's Management's Discussion and Analysis for the three and six months ended June 30, 2020, in each case, on file with the SEC and Canadian provincial securities regulatory authorities. Accordingly, readers should not place undue reliance on forward-looking statements. IAMGOLD disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.